As filed with the Securities and Exchange Commission on October 6, 2025
Securities Act File No. 333-289793
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. ☐
Post-Effective Amendment No. 1 ☒
Blue Owl Technology Finance Corp.
(Exact Name of Registrant as Specified in Charter)
399 Park Avenue
New York, New York 10022
(Address of Principal Executive Offices)
(212) 419-3000
(Registrant’s Telephone Number, including Area Code)
Jonathan Lamm
Chief Operating Office and Chief Financial Officer
399 Park Avenue
New York, New York 10022
(Name and Address of Agent for Service)
COPIES TO:
Cynthia M. Krus, Esq.
Kristin H. Burns, Esq.
Dwaune L. Dupree, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20004
Tel: (202) 383-0100
Fax: (202) 637-3593
Approximate date of commencement of proposed public offering:
From time to time after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☒	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☒	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.
It is proposed that this filing will become effective (check appropriate box):
☐	when declared effective pursuant to Section 8(c) of the Securities Act.
If appropriate, check the following box:
☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-289793.
Check each box that appropriately characterizes the Registrant:
☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☒	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐	If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-289793) of Blue Owl Technology Finance Corp. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement. Other than Item 25 of Part C of the Registration Statement, no changes have been made to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Part C of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

Blue Owl Technology Finance Corp.
PART C
Other Information
Item 25. Financial Statements and Exhibits
(I)    Financial Statements
The report of KPMG LLP, our independent registered public accounting firm, dated March 6, 2025 and the consolidated financial statements of Blue Owl Technology Finance Corp. and subsidiaries as of December 31, 2024 and 2023 and for each of the three years in the three-year period ended December 31, 2024 have been incorporated by reference in this registration statement in “Part A - Information Required in a Prospectus.”
The interim unaudited consolidated financial statements as of June 30, 2025 and for the six months ended June 30, 2025 also have been incorporated by reference in this registration statement in “Part A - Information Required in a Prospectus.”
The report of KPMG LLP, Blue Owl Technology Finance Corp. II's independent registered public accounting firm, dated March 4, 2025 and the consolidated financial statements of Blue Owl Technology Finance Corp. II and subsidiaries as of December 31, 2024 and 2023 and for each of the three years in the three-year period ended December 31, 2024 have been incorporated by reference in this registration statement in “Part A - Information Required in a Prospectus.”
(II)    Exhibits

(a)(1)
Articles of Amendment and Restatement, dated August 9, 2018, as amended through June 22, 2023 (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, filed on August 11, 2023).

(a)(2)	Second Articles of Amendment and Restatement of Blue Owl Technology Finance Corp. (incorporated by reference to the Company’s Registration Statement on Form 8-K, filed on March 24, 2025).

(b)	Amended and Restated Bylaws, dated July 6, 2023 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed on June 22, 2023).

(c)	Not Applicable.

(d)(1)	Statement of Eligibility of Trustee on Form T-1 (incorporated by reference to Exhibit (d)(1) to the Company’s Registration Statement on Form N-2, filed on August 22, 2025).

(d)(2)
Indenture, dated as of June 12, 2020 by and between Owl Rock Technology Finance Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed on June 12, 2020).

(d)(3)
First Supplemental Indenture, dated as of June 12, 2020, relating to the 6.75% notes due 2025, by and between Blue Owl Technology Finance Corp. and Wells Fargo Bank, National Association, as trustee, including the form of global notes attached thereto (incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed on June 12, 2020).

(d)(4)	Form of 6.75% notes due 2025 sold in reliance on Rule 144A of the Securities Act (incorporated by reference to Exhibit 4.3 to the Company’s current report on Form 8-K filed on June 12, 2020).

(d)(5)
Form of 6.75% notes due 2025 sold in reliance on Rule 501(a)(1), (2), (3) or (7) of the Securities Act (incorporated by reference to Exhibit 4.4 to the Company’s current report on Form 8-K filed on June 12, 2020).

(d)(6)
Second Supplemental Indenture, dated as of September 23, 2020, relating to the 4.75% notes due 2025, by and between Blue Owl Technology Finance Corp. and Wells Fargo Bank, National Association, as trustee, including the form of global notes attached thereto (incorporated by reference to Exhibit 4.2 to the Company`s current report on Form 8-K filed on September 23, 2020).

(d)(7)	Form of 4.75% notes due 2025 sold in reliance on Rule 144A of the Securities Act (incorporated by reference to Exhibit 4.3 to the Company’s current report on Form 8-K filed on September 23, 2020).

(d)(8)
Form of 4.75% notes due 2025 sold in reliance on Rule 501(a)(1), (2), (3) or (7) of the Securities Act, or upon the effectiveness of amendments thereto, Rule 501(a)(9) of the Securities Act (incorporated by reference to Exhibit 4.4 to the Company’s current report on Form 8-K filed on September 23, 2020).

(d)(9)
Third Supplemental Indenture, dated as of December 17, 2020, relating to the 3.75% notes due 2026, by and between Blue Owl Technology Finance Corp. and Wells Fargo Bank, National Association, as trustee, including the form of global notes attached thereto (incorporated by reference to Exhibit 4.2 to the Company's current report on Form 8-K filed December 17, 2020).

(d)(10)	Form of 3.75% notes due 2026 sold in reliance on Rule 144A of the Securities Act (incorporated by reference to Exhibit 4.3 to the Company’s current report on Form 8-K filed on December 17, 2020).

(d)(11)
Form of 3.75% notes due 2026 sold in reliance on Rule 501(a)(1), (2), (3), (7) or (9) of the Securities Act (incorporated by reference to Exhibit 4.4 to the Company’s current report on Form 8-K filed on December 17, 2020).

(d)(12)
Fourth Supplemental Indenture, dated June 14, 2021, relating to the 2.500% note due 2027, by and between the Company and Wells Fargo Bank, National Association as trustee, including the form of Global Note attached thereto (incorporated by reference to Exhibit 4.1 to the Company's quarterly report on Form 10-Q filed on August 12, 2021).

(d)(13)
Indenture, dated as of April 4, 2024, by and between Blue Owl Technology Finance Corp. II and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to Blue Owl Technology Finance Corp. II’s Quarterly Report on Form 10-Q, filed May 9, 2024).

(d)(14)
First Supplemental Indenture, dated as of April 4, 2024, relating to the 6.750% Notes due 2029, by and between Blue Owl Technology Finance Corp. II and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.2 to Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on April 4, 2024).

(d)(15)
Second Supplemental Indenture, dated as of March 24, 2025, relating to the 6.750% Notes due 2029, by and between Blue Owl Technology Finance Corp. II and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to the Company’s Registration Statement on Form 8-K, filed on March 24, 2025).

(d)(16)
Form of 6.750% notes due 2029 sold in reliance on Rule 144A of the Securities Act (incorporated by Reference to Exhibit 4.3 to Blue Owl Technology Finance Corp. II’s Current Report on Form 8- K, filed on April 4, 2024).

(d)(17)
Form of 6.750% notes due 2029 sold in reliance on Rule 501(a)(1), (2), (3), (7) or (9) of the Securities Act (incorporated by Reference to Exhibit 4.4 to Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on April 4, 2024).

(d)(18)
Fifth Supplemental Indenture, dated as of January 21, 2025, relating to the 6.100% notes due 2028, by and between the Company and Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on January 21, 2025).

(d)(19)	Form of 6.100% notes due 2028 sold in reliance on Rule 144A of the Securities Act (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on January 21, 2025).

(d)(20)	Form of 6.100% notes due 2028 sold in reliance on Regulation S of the Securities Act (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K, filed on January 21, 2025).

(d)(21)
Registration Rights Agreement, dated as of January 21, 2025, by and among the Company and Truist Securities, Inc., ING Financial Markets LLC, Mizuho Securities USA LLC, SMBC Nikko Securities America, Inc. and SG Americas Securities, LLC, as representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8- K filed on January 21, 2025).

(d)(22)
Agreement of Removal, Appointment and Acceptance, dated August 11, 2025, between Blue Owl Technology Finance Corp., Computershare Trust Company, N.A., and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on August 11, 2025).

(e)
Form of Second Amended and Restated Dividend Reinvestment Plan of Blue Owl Technology Finance Corp. (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K, filed on June 3, 2025).

(f)	Not Applicable.

(g)
Amended and Restated Investment Advisory Agreement between Owl Rock Technology Finance Corp. and Owl Rock Technology Advisors LLC, dated May 18, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 19, 2021).

(h)	Not Applicable.

(i)	Not Applicable.

(j)
Custody Agreement by and between the Company and State Street Bank and Trust Company, dated August 2018 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form 10 filed on August 10, 2018).

(k)(1)
Amended and Restated Administration Agreement between Owl Rock Technology Finance Corp. and Owl Rock Technology Advisors LLC, dated May 18, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed on May 19, 2021).

(k)(2)
Sale and Contribution Agreement dated as of August 11, 2020, between Owl Rock Technology Finance Corp., as Seller and OR Tech Financing I LLC, as Purchaser (incorporated by reference to Exhibit 10.2 to the Company's quarterly report on Form 10-Q filed August 11, 2020).

(k)(3)
Indenture and Security Agreement dated as of December 16, 2020, by and between Owl Rock Technology Financing 2020-1, as Issuer, Owl Rock Technology Financing 2020-1 LLC, as Co- Issuer and State Street Bank and Trust Company, as Trustee (incorporated by reference to Exhibit 10.13 to the Company's annual report on Form 10-K filed March 5, 2021).

(k)(4)
Credit Agreement, dated as of November 16, 2021, among ORTF Funding I LLC, as Borrower, the Lenders referred to therein, Goldman Sachs Bank USA, as Sole Lead Arranger, Syndication Agent and Administrative Agent, State Street Bank and Trust Company, as Collateral Administrator and Collateral Agent, and Alter Domus (US) LLC, as Collateral Custodian (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K, filed on November 17, 2021).

(k)(5)
Sale and Contribution Agreement, dated as of November 16, 2021, between Owl Rock Technology Finance Corp., as Seller and ORTF Funding I LLC, as Purchaser (incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K, filed on November 17, 2021).

(k)(6)
Margining Agreement, dated as of November 16, 2021, between ORTF Funding I LLC, as Borrower, and Goldman Sachs Bank USA, as Administrative Agent and Calculation Agent (incorporated by reference to Exhibit 10.3 to the Company's current report on Form 8-K, filed on November 17, 2021).

(k)(7)
Credit Agreement, dated July 15, 2022, among Athena Funding I LLC, as Borrower, the Lenders referred to therein, Société Générale, as Administrative Agent, and State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator, Custodian and Alter Domus (US) LLC, as Document Custodian (incorporated by reference to Exhibit 10.1 to Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on July 20, 2022).

(k)(8)
Sale and Contribution Agreement, dated July 15, 2022, between Owl Rock Technology Finance Corp. II, as Seller and Athena Funding I LLC, as Purchaser (incorporated by reference to Exhibit 10.2 Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on July 20, 2022).

(k)(9)
Loan and Management Agreement, dated November 8, 2022, among Athena Funding II LLC, as Borrower, Owl Rock Technology Finance Corp. II, as Collateral Manager and Transferor, MUFG Bank, Ltd., as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent and Collateral Administrator, and Alter Domus (US) LLC, as Custodian (incorporated by reference to Exhibit 10.1 to the Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on November 10, 2022).

(k)(l0)
Purchase and Sale Agreement, dated November 8, 2022, by and between Athena Funding II LLC, as Purchaser, and Owl Rock Technology Finance Corp. II, as Seller (incorporated by reference to Exhibit 10.2 to Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on November 10, 2022).

(k) 11)
Amended and Restated Senior Secured Credit Agreement, dated as of November 15, 2022, between Owl Rock Technology Finance Corp., the Lenders party thereto and Truist Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on November 18, 2022).

(k)(12)
Amended and Restated Credit Agreement, dated as of December 22, 2022, by and among OR Tech Financing I LLC, as Borrower, Alter Domus (US) LLC, as Administrative Agent and Document Custodian, State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator and Custodian and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 23, 2022).

(k)(13)
First Amendment to Credit Agreement, dated as of January 20, 2023, among Athena Funding I LLC, as Borrower, Société Générale, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator and Custodian, Alter Domus (US) LLC, as Document Custodian, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on January 25, 2023).

(k)(14)
Second Amendment to Credit Agreement, dated as of February 22, 2023, among Athena Funding I LLC, as Borrower, Société Générale, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator and Custodian, Alter Domus (US) LLC, as Document Custodian, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on February 27, 2023).

(k)(15)
First Amendment to Amended and Restated Credit Agreement, dated as of March 30, 2023, by and among OR Tech Financing I LLC, as Borrower, and the Lenders party thereto, and acknowledged by Alter Domus (US) LLC, as Administrative Agent (incorporated by reference to the Company's current report on Form 8-K filed on March 31, 2023).

(k)(16)
Amendment No. 1 to the Credit Agreement, dated as of June 23, 2023, among ORTF Funding I LLC, as Borrower, the Lenders referred to therein, Goldman Sachs Bank USA, as Sole Lead Arranger, Syndication Agent and Administrative Agent, State Street Bank and Trust Company, as Collateral Administrator and Collateral Agent, and Alter Domus (US) LLC, as Collateral Custodian (incorporated by reference Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 27, 2023).

(k)(17)
License Agreement, dated as of July 6, 2023, between Blue Owl Technology Finance Corp. and Blue Owl Capital Holdings LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 6, 2023).

(k)(18)
First Supplemental Indenture, dated as of July 18, 2023 by and between Owl Rock Technology Financing 2020-1, as Issuer, Owl Rock Technology Financing 2020-1 LLC, as Co-Issuer and State Street Bank and Trust Company, as Trustee (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 19, 2023).

(k)(19)
Third Amendment to Credit Agreement, dated as of August 15, 2023, among Athena Funding I LLC, as Borrower, Société Générale, as Administrative Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on August 17, 2023).

(k)(20)
Second Supplemental Indenture, dated as of August 23, 2023, by and between Owl Rock Technology Financing 2020-1, as Issuer, Owl Rock Technology Financing 2020-1 LLC, as Co- Issuer and State Street Bank and Trust Company, as Trustee (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on August 28, 2023).

(k)(21)
Amended and Restated Collateral Management Agreement, dated as of August 23, 2023, by and between Owl Rock Technology Financing 2020-1 LLC, as Issuer and Blue Owl Technology Credit Advisors LLC, as Collateral Manager (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on August 28, 2023).

(k)(22)
Amended and Restated Loan Sale Agreement, dated as of August 23, 2023, by and between Blue Owl Technology Finance Corp., as Seller and Owl Rock Technology Financing 2020-1 LLC, as Purchaser (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8- K, filed on August 28, 2023).

(k)(23)
Fourth Amendment to Credit Agreement, dated as of September 26, 2023, among Athena Funding I LLC, as Borrower, Société Générale, as Administrative Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on September 28, 2023).

(k)(24)
Note Purchase Agreement, dated September 27, 2023, between Blue Owl Technology Finance Corp. II and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on September 29, 2023).

(k)(25)
First Amendment to Amended and Restated Senior Secured Credit Agreement, dated as of September 26, 2023, between Blue Owl Technology Finance Corp., the Lenders party thereto and Truist Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on October 2, 2023).

(k)(26)
Indenture and Security Agreement, dated as of December 13, 2023, by and between Athena CLO II, LLC, as Issuer and State Street Bank and Trust Company, as Collateral Trustee (incorporated by reference to Exhibit 10.1 to Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on December 15, 2023).

(k)(27)
Loan Sale Agreement, dated as of December 13, 2023, between Blue Owl Technology Finance Corp. II, as Seller and Athena CLO II, LLC, as Purchaser (incorporated by reference to Exhibit 10.2 to Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on December 15, 2023).

(k)(28)
Loan Sale Agreement, dated as of December 13, 2023, between Athena Funding I LLC, as Seller and Athena CLO II, LLC, as Purchaser (incorporated by reference to Exhibit 10.3 to Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on December 15, 2023).

(k)(29)
Class A-L Credit Agreement, dated as of December 13, 2023, among Athena CLO II, LLC, as Borrower, State Street Bank and Trust Company, as Loan Agent and as Trustee, and each of the Lenders party thereto (incorporated by reference to Exhibit 10.4 to Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on December 15, 2023).

(k)(30)
Collateral Management Agreement, dated as of December 13, 2023, between Athena CLO II, LLC and Blue Owl Technology Credit Advisors II LLC (incorporated by reference to Exhibit 10.5 to Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on December 15, 2023).

(k)(31)
Second Amendment to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of June 13, 2024, between Blue Owl Technology Finance Corp., the Lenders party thereto and Truist Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 20, 2024).

(k)(32)
Indenture and Security Agreement, dated as of August 15, 2024 by and between Athena CLO IV, LLC, as Issuer and State Street Bank and Trust Company, as Collateral Trustee (incorporated by reference to Exhibit 10.1 to Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on August 19, 2024).

(k)(33)
Loan Sale Agreement, dated as of August 15, 2024, between Blue Owl Technology Finance Corp. II, as Seller and Athena CLO IV, LLC, as Purchaser (incorporated by reference to Exhibit 10.2 to Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on August 19, 2024).

(k)(34)
Loan Sale Agreement, dated as of August 15, 2024, between Athena Funding II LLC, as Seller and Athena CLO IV, LLC, as Purchaser (incorporated by reference to Exhibit 10.3 to Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on August 19, 2024).

(k)(35)
Collateral Management Agreement, dated as of August 15, 2024, between Athena CLO IV, LLC and Blue Owl Technology Credit Advisors II LLC (incorporated by reference to Exhibit 10.4 to Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on August 19, 2024).

(k)(36)
Amendment No. 1 to Loan and Management Agreement, dated as of August 20, 2024, among Athena Funding II LLC, as Borrower, Blue Owl Technology Finance Corp. II, as Collateral Manager and Transferor, MUFG Bank, Ltd., as Administrative Agent, each of the Lenders party thereto, State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator and Successor Collateral Custodian, and Alter Domus (US) LLC, as Resigning Collateral Custodian (incorporated by reference to Exhibit 10.1 to Blue Owl Technology Finance Corp. II’s Current Report on Form 8-K, filed on August 21, 2024).

(k)(37)
Amendment No. 2 to the Credit Agreement, dated as of October 30, 2024, among ORTF Funding I LLC, as Borrower, the Lenders referred to therein, Goldman Sachs Bank USA, as Sole Lead Arranger, Syndication Agent and Administrative Agent, State Street Bank and Trust Company, as Collateral Administrator and Collateral Agent, and Alter Domus (US) LLC, as Collateral Custodian (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8- K, filed on November 1, 2024).

(k)(38)
Second Amendment to Amended and Restated Credit Agreement, dated as of October 30, 2024, among OR Tech Financing I LLC, as Borrower, and the Lenders party thereto, and acknowledged by Alter Domus (US) LLC, as Administrative Agent and Original Document Custodian and State Street Bank and Trust Company, as Successor Document Custodian (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on November 2, 2024).

(k)(39)
Agreement and Plan of Merger, by and among Blue Owl Technology Finance Corp., Blue Owl Technology Finance Corp. II, Oriole Merger Sub Inc., and, solely for the limited purposes set forth therein, Blue Owl Technology Credit Advisors LLC and Blue Owl Technology Credit Advisors II LLC, dated as of November 12, 2024 (incorporated by reference to Exhibit 2.1 to the Company’s current report on Form 8-K filed on November 13, 2024).

(k)(40)
Third Amendment to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of December 20, 2024, between Blue Owl Technology Finance Corp., the Lenders party thereto and Truist Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 23, 2024).

(k)(41)
Assumption Agreement, dated March 24, 2025, by Blue Owl Technology Finance Corp. (as successor by merger to Blue Owl Technology Finance Corp. II), of Note Purchase Agreement, dated as of September 27, 2023, among Blue Owl Technology Finance Corp. II, as issuer, and the Noteholders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed March 24, 2025).

(l)	Opinion and Consent of Eversheds Sutherland (US) LLP Table (incorporated by reference to Exhibit (l) to the Company’s Registration Statement on Form N-2, filed on August 22, 2025).

(m)	Not Applicable.

(n)(1)
Consent of Independent Registered Public Accounting Firm (Blue Owl Technology Finance Corp.) (incorporated by reference to Exhibit (n)(1) to the Company’s Registration Statement on Form N-2, filed on August 22, 2025).

(n)(2)	Consent of Independent Registered Public Accounting Firm (Blue Owl Technology Finance Corp. II) (1)

(n)(3)	Report of the Independent Registered Public Accounting Firm on Supplemental Information (incorporated by reference to Exhibit 99.1 to the Company’s Annual Report on Form 10-K, filed on March 6, 2025).

(n)(4)	Power of Attorney (incorporated by reference to Exhibit (n)(3) to the Company’s Registration Statement on Form N-2, filed on August 22, 2025).

(o)(1)
Supplemental Financial Information of Blue Owl Credit SLF LLC (unaudited) as of and for the period from May 6, 2024 (Date of Inception) to December 31, 2024 (incorporated by reference to Exhibit 99.2 to the Company’s Annual Repot on Form 10-K, filed on March 6, 2025).

(o)(2)
Supplemental Financial Information of Blue Owl Credit SLF LLC (unaudited) as of and for the period ended June 30, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Quarterly Report on Form 10-Q, filed on August 6, 2025).

(o)(3)
Consolidated financial statements of Blue Owl Technology Finance Corp. II as of December 31, 2024 and for the year then ended (incorporated by reference to Blue Owl Technology Finance Corp. II’s Annual Report on Form 10-K, filed on March 4, 2025).

Consolidated financial statements of Blue Owl Technology Finance Corp. II as of December 31, 2024 and for the year then ended (incorporated by reference to Blue Owl Technology Finance Corp. II’s Annual Report on Form 10-K, filed on March 4, 2025).
(p)	Not Applicable.

(q)	Not Applicable.

(r)	Code of Ethics (incorporated by reference to Exhibit 99.2 to the Company’s Quarterly Report on Form 10-Q, filed on May 12, 2025).

(s)	Filing Fees Table (incorporated by reference to Exhibit (s) to the Company’s Registration Statement on Form N-2, filed on August 22, 2025).
______________________
(1)Filed herewith
Item 26. Marketing Arrangements
The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.
Item 27. Other Expenses of Issuance and Distribution

($ in thousands)	Amount
U.S. Securities and Exchange Commission registration fee(1)	$
FINRA Filing Fee(2)
Printing expenses(2)
Legal fees and expenses(2)
Accounting fees and expenses(2)
Miscellaneous(2)
Total
__________________
(1)In accordance with Rules 456(b) and 457(r) promulgated under the Securities Act, we are deferring payment of all of the registration fees. Any registration fees will be paid subsequently on a pay-as-you-go basis.
(2)These fees will be calculated based on the securities offered and the number of issuances and accordingly, cannot be estimated at this time. These fees, if any, will be reflected in the applicable prospectus supplement.
All of the expenses set forth above shall be borne by the Registrant.
Item 28. Persons Controlled by or Under Common Control
The information incorporated by reference under the headings “The Company,” “Management,” “Related-Party Transactions and Certain Relationships” and “Control Persons and Principal Shareholders” in this Registration Statement is incorporated herein by reference.

The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

OR Tech Lending LLC (Delaware)	100%
OR Tech Financing I LLC (Delaware)	100%
Owl Rock Technology Financing 2020-1 LLC (Delaware)	100%
ORTF Funding I LLC (Delaware)	100%
ORT KB LLC (Delaware)	100%
ORTF AAM RH LLC (Delaware)	100%
ORTF AAM LLC (Delaware)	100%
ORTF FSI LLC (Delaware)	100%
ORTF BC 4 LLC (Delaware)	100%
ORTF BC 5 LLC (Delaware)	100%
ORTF BC 6 LLC (Delaware)	100%
OR Tech Lending II LLC (Delaware)	100%
ORTF II FSI LLC (Delaware)	100%
ORTF II BC 2 LLC (Delaware)	100%
ORTF II AAM RH LLC (Delaware)	100%
ORTF II AAM LLC (Delaware)	100%
ORTF II BC 5 LLC (Delaware)	100%
ORTF II BC 6 LLC (Delaware)	100%
ORTF II BC 7 LLC (Delaware)	100%
Athena Funding I LLC (Delaware)	100%
Athena Funding II LLC (Delaware)	100%
Athena Funding III LLC (Delaware)	100%
Athena CLO II LLC (Delaware)	100%
Athena CLO IV LLC (Delaware)	100%
In addition, we may be deemed to control certain portfolio companies. See “Portfolio Companies” in Part A of this Registration Statement.
Item 29. Number of Holders of Securities
The following table sets forth the approximate number of record holders of each class of our securities as of August 21, 2025.

Title of Class	Number of Record Holders
Common Stock	11,046
December 2025 Notes	1
June 2026 Notes	1
January 2027 Notes	1
March 2028 Notes	1
September 2028 Notes	1
April 2029 Notes	1

Item 30. Indemnification
Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our Charter contains a provision that eliminates directors’ and officers’ liability, subject to the limitations of Maryland law and the requirements of the 1940 Act.
Maryland law requires a corporation (unless its charter provides otherwise, which our Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good-faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
Our Charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as our director or officer and at our request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, member or manager from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our Charter obligates us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as our director or officer and at our request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, member or manager and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our Charter also permits us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.
The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Blue Owl Technology Credit Advisors LLC and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as our Adviser.
The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under this Agreement, Blue Owl Technology Credit Advisors LLC and its officers, managers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator’s services under the Administration Agreement or otherwise as our Administrator.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Item 31. Business and Other Connections of Investment Advisor.
A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in this Registration Statement in the section entitled “Portfolio Management”. Additional information regarding the Adviser and its officers is set forth in its Form ADV, filed with the SEC (SEC File No. 801-113628), and is incorporated herein by reference.
Item 32. Location of Accounts and Records.
All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:
(1)The Registrant, 399 Park Avenue, 37th floor, New York, New York 10022;
(2)The Custodian and Transfer Agent, State Street Bank and Trust Company, State Street Corporation, One Congress Street, Boston, MA 02114-2016; and
(3)The Adviser, 399 Park Avenue, 37th floor, New York, New York 10022.
(4)The Administrator, 399 Park Avenue, 37th floor, New York, New York 10022.
Item 33. Management Services
Not Applicable.

ITEM 34. Undertakings
The Registrant undertakes:
(1)not applicable;
(2)not applicable;
(3)(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement’
provided, however, that paragraphs (a)(i), (ii) and (iii) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of Form N-2 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b), that is part of the registration statement;
(b)that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;
(c)to remove from registration by means of a post-effective amendment any of those securities being registered which remain unsold at the termination of the offering;
(d)that, for the purpose of determining liability under the Securities Act to any purchaser,
(i)if the Registrant is relying on Rule 430B:
(A)each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B)each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.

As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date;
(ii)that if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;
(e)that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:
the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(i)any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(ii)any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;
(iii)the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iv)any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;
(4)that for the purposes of determining any liability under the Securities Act:
(a)the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

(b)each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;
(5)that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;
(6)insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue; and
(7)to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No.1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on the 6th day of October, 2025.

BLUE OWL TECHNOLOGY FINANCE CORP.

By:	/s/ Jonathan Lamm
Name:	Jonathan Lamm
Title:	Chief Operating Officer and Chief Financial Officer
Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 has been signed by the following persons in the capacities indicated on October 6, 2025.

Name	Title

/s/ Craig Packer*	Chief Executive Officer and Director
Craig Packer

/s/ Edward D’Alelio*	Director and Chairman of the Board of Directors
Edward D’Alelio

/s/ Christopher M. Temple*	Director and Chairman of the Audit Committee
Christopher M. Temple

/s/ Eric Kaye*	Director and Chairman of the Nominating and Corporate Governance Committee
Eric Kaye

/s/ Melissa Weiler*	Director
Melissa Weiler

/s/ Victor Woolridge*	Director
Victor Woolridge

/s/ Jonathan Lamm	Chief Operating Officer and Chief Financial Officer
Jonathan Lamm

/s/ Matt Swatt*	Co-Chief Accounting Officer, Co-Treasurer and Co- Controller
Matt Swatt

/s/ Shari Withem*	Co-Chief Accounting Officer, Co-Treasurer and Co- Controller
Shari Withem

*By: /s/ Jonathan Lamm
Jonathan Lamm
As Agent or Attorney-in-Fact
*   Signed by Jonathan Lamm on behalf of those identified pursuant to a power of attorney signed by Messrs. Packer, D’Alelio, Temple, Kaye, Swatt, Woolridge and Mses. Weiler and Withem on August 22, 2025.